SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1*)

                           Micronics Computers, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  595127-10-1
                                (CUSIP Number)

                              Brian L. Blomquist
           7711 Carondelet Ave., St. Louis, MO 63105, (314) 727-5305
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 27, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]

Check the following box if a fee is being paid with the statement [ ]. (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ryback Management Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Michigan

                      7  SOLE VOTING POWER
                         1,356,700
NUMBER OF
    SHARES            8  SHARED VOTING POWER
BENEFICIALLY             -0-
OWNED BY
     EACH             9  SOLE DISPOSITIVE POWER
REPORTING                1,356,700
PERSON
     WITH             10 SHARED DISPOSITIVE POWER
                         -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,356,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROX (11)
         9.78%

14       TYPE OF REPORTING PERSON
         IA, CO

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindner Growth Fund, a series of Lindner Investments

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                            (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

                      7  SOLE VOTING POWER
                         -0-
NUMBER OF
    SHARES            8  SHARED VOTING POWER
BENEFICIALLY             -0-
OWNED BY
     EACH             9  SOLE DISPOSITIVE POWER
REPORTING                -0-
PERSON
     WITH            10  SHARED DISPOSITIVE POWER
                         -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,356,700

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                         [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROX (11)
         9.78%

13       TYPE OF REPORTING PERSON
         IV, OO

This is the First Amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission on August 24, 1995 by Ryback Management Corporation ("Ryback") and Lindner Growth Fund ("Growth Fund") with respect to the common stock (the "Stock") of Micronics Computers, Inc.

The undersigned hereby amends Items 4 and 5 as follows:

Item 4.  Purpose of Transaction.

         Initially, Growth Fund purchased Stock for investment purposes. Growth Fund believes that the Stock is undervalued and that the most effective way to maximize its value is to encourage management to consider a sale, merger or other business combination of the Issuer to or with another company. Accordingly, on August 12, 1996, Growth Fund presented the Issuer with a proxy proposal for action at the 1997 annual meeting of the Issuer to recommend that the Issuer's Board of Directors take all actions necessary to conduct a competitive auction for the Issuer's business and/or assets. Ryback or Growth Fund may, at any time or from time to time, review or reconsider this position with respect to the Issuer and may formulate plans with respect to other matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) Growth Fund beneficially owns 1,356,700 shares of Stock (approximately 9.78% of the outstanding shares of Stock). Ryback, in its capacity as investment adviser to Growth Fund, may be deemed beneficial owner of such shares. Lindner Bulwark Fund and Lindner/Ryback Small-Cap Fund no longer beneficially own any shares of Stock. None of the individuals identified in
Item 2 above is the beneficial owner of any shares of Stock.

(b) Ryback has sole dispositive power and sole voting power with respect to the shares owned by Growth Fund.

(c) During the sixty days immediately preceding the date of this filing, Growth Fund has not engaged in any transactions with respect to the Stock.

(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends, or the proceeds, from the sale of Stock held by Growth Fund.

(e) The reporting persons described in this Schedule have not ceased to be beneficial owners of more than 5% of the outstanding shares of Stock.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 5, 1996


/s/ Eric E. Ryback
- -----------------------------------
Eric E. Ryback, President
Ryback Management Corporation
and Lindner Investments